Exhibit 99.1

Niu Technologies Provides Third Quarter 2024 Sales Volume Update

BEIJING, China, October 04, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the third quarter of 2024.

	3Q 2024	3Q 2023	YTD 2024	YTD 2023
China Market	259,094	230,445	576,761	490,540
International Markets	53,311	35,468	120,945	81,786
Total	312,405	265,923	697,706	572,326

In the third quarter of 2024, NIU sold 312,405 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. The number of units sold in China and in international markets was 259,094 and 53,311, respectively.

In China, the NT model has rapidly become a standout, capturing nearly 20% of total sales this quarter. This model strikes the perfect balance between aesthetic appeal and practicality, featuring advanced motorcycle-grade handling and smart innovations such as keyless ignition and TCS traction control, reinforcing NIU's commitment to user-friendly, safety-focused design. Notably, this year’s new models have collectively contributed to over 60% of total sales this quarter. Moreover, we are broadening our user base by appealing to various demographics through diverse strategies. Targeting Gen Z, we collaborated with JDG to launch the FX model in September, integrating it with the popular game “Game for Peace” to enhance brand interaction. Additionally, we are leveraging KOL content marketing and influencer events on platforms like Xiaohongshu to connect with female users. These initiatives aim to expand the company’s brand appeal and solidify our presence in consumers' minds.

Internationally, the micro-mobility sector continues to exhibit robust growth. Notably, our new models, the K100 and K300, which feature upgraded smart functions and enhanced safety features, have gained significant traction. These models accounted for over 50% of total sales during the quarter, achieving popularity across the EU, North America, and Asia Pacific. In light of these positive trends, we firmly believe that the micro-mobility sector will play a pivotal role in driving our future growth.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Niu Technologies

E-mail: ir@niu.com